UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of February 2022
Commission File Number:  001-16601
FRONTLINE LTD.
(Translation of registrant's name into English)
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on February 17, 2022, reporting the Company’s results for the fourth quarter and twelve months ended December 31, 2021.
This Report on Form 6-K, excluding the commentary of Lars H. Barstad and Inger M. Klemp, is hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: February 22, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

FOURTH QUARTER 2021

17 February 2022

FRONTLINE LTD. REPORTS RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2021

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three and twelve months ended December 31, 2021:

Highlights

•	Net income of $19.8 million, or $0.10 per basic and diluted share for the fourth quarter of 2021.
•	Adjusted net loss of $4.8 million, or $0.02 per basic and diluted share for the fourth quarter of 2021.
•	Reported total operating revenues of $213.5 million for the fourth quarter of 2021.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the fourth quarter of 2021 were $16,500, $14,200 and $13,900 per day, respectively.
•
For the first quarter of 2022, we estimate spot TCE on a load-to discharge basis of $21,300 contracted for 58% of vessel days for VLCCs, $19,600 contracted for 65% of vessel days for Suezmax tankers and $18,800 contracted for 56% of vessel days for LR2 tankers.

•	Took delivery of the LR2 tanker, Front Feature, from SWS and the 2019 built VLCCs, Front Driva and Front Nausta, respectively, from HHI in October and November 2021.
•
Entered into senior secured term loan facilities in October and December 2021 for a total amount of up to $390.0 million to partially finance the acquisition of the six resale VLCC newbuilding contracts.

•
Entered into an agreement in November 2021 to sell four scrubber-fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million. Two vessels were delivered to the new owners in December 2021 and two vessels were delivered in January 2022. The transaction will generate total net cash proceeds after repayment of bank debt of $68.6 million, with net cash proceeds of $35.1 million to be recorded in the first quarter of 2022.

•	In November 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 12 months to May 2023.
•	In December 2021, Frontline received a distribution from Den Norske Krigsforsikring for Skib (“DNK”), the Norwegian Shipowners Mutual War Risk Insurance Association of $13.4 million, after tax.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS commented:

“The fourth quarter of the year offered tanker owners some relief. The seasonal uptick, as the northern hemisphere prepared for winter, did materialize, albeit to a modest degree. Rates appreciated firmly, but from decades low levels. Frontline, with what we believe is an industry leading low-cost base, managed to capture the rising rates quickly, and as our fourth quarter numbers show, moved closer to cash-breakeven levels. Our company earnings differ positively from key benchmarks, and even to some extent our peers. This again shows the value of running a modern fleet and a lean operational model with focus on efficiency in a challenging market. Frontline continues to offer our investors an effective exposure to the potential upside in the tanker market. As the year ended, global oil demand was estimated to have reached 101.0 mbpd, against the backdrop of low oil inventories, twenty year low tanker orderbooks and an increasingly older fleet. Frontline continues to be very constructive for what’s to come this year, as the world continues its volatile path to recovery.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In the fourth quarter we have entered into term loan facilities, at what we believe to be highly attractive terms, for a total amount of up to $390.0 million, which together with part of the net cash proceeds after repayment of bank debt of $68.6 million through sale of four LR2 tankers, will fully finance the remaining commitments of $437.4 million related to the acquisition of the six VLCC newbuilding contracts. The Company also extended the terms of its senior unsecured revolving credit facility of up to $275.0 million to May 2023, leaving Frontline with no loan maturities until 2023. Our industry leading cash break even rates protect our cash flows during periods of market weakness and provide significant operating leverage and sizeable returns during periods of market strength.”

Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE							Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates for 2022
	2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	2020	Q1 2022		2022
VLCC	15,300	16,500	10,500	15,000	19,000	17,200	54,500	21,300	58%	22,700
SMAX	12,000	14,200	7,900	11,000	15,200	9,800	35,600	19,600	65%	18,900
LR2	11,800	13,900	10,700	10,600	12,000	12,500	23,400	18,800	56%	16,000

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.
Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the first quarter of 2022 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.

Fourth Quarter 2021 Results

The Company reports net income attributable to the Company of $19.8 million for the quarter ended December 31, 2021 compared with a net loss of $33.2 million in the previous quarter. The adjusted net loss attributable to the Company was $4.8 million for the fourth quarter of 2021 compared with an adjusted net loss of $35.9 million in the previous quarter. The adjustments in the fourth quarter of 2021 consist of a $0.5 million loss on marketable securities, a $1.3 million amortization of acquired time charters, a $5.1 million gain on sale of vessels, a $5.3 million gain on derivatives and the recognition of a distribution from DNK of $13.4 million, after tax of $4.5 million. The decrease in adjusted net loss from the previous quarter was driven by an increase in our time charter equivalent earnings from $64.3 million in the previous quarter to $95.3 million in the current quarter, due to higher TCE rates and a reduction in ship operating expenses of $3.7 million in the fourth quarter, partially offset by an increase in interest expense of $1.6 million and depreciation of $1.1 million.

The Fleet

As of December 31, 2021, the Company’s fleet consisted of 70 vessels, with an aggregate capacity of approximately 12.7 million DWT:

(i)	64 vessels owned by the Company (17 VLCCs, 27 Suezmax tankers, 20 LR2/Aframax tankers);
(ii)	two VLCCs that are under finance leases; and
(iii)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)

In October and November 2021, the Company took delivery of the 2019 built VLCCs, Front Driva and Front Nausta, respectively from Hyundai Heavy Industries (“HHI”).

In November 2021, the Company took delivery of the LR2 tanker, Front Feature, from Shanghai Waigaoqiao Shipbuilding Company Limited ("SWS").

As of December 31, 2021, the Company had entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three year-time charters commencing in August 2019, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of December 31, 2021, the charters have remaining contractual periods of approximately 8 months.

In November 2021, Frontline announced that it has entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen Holding Ltd. (“Hemen”), our largest shareholder.  In December two vessels were delivered to the new owners. The remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction will generate total net cash proceeds of $68.6 million with net cash proceeds of $35.1 million to be recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021 and expects to record a gain of approximately $6.0 million in the first quarter of 2022.

Newbuilding Program

As of December 31, 2021, the Company’s newbuilding program consisted of six VLCCs, which are expected to be delivered during 2022 starting in the first quarter.

As of December 31, 2021, total installments of $128.4 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $437.4 million, all of which is due to be paid in 2022, and of which $390.0 million will be financed by committed term loan facilities.

Corporate Update

Pursuant to the Company’s stated dividend policy, the Board of Directors has decided not to pay a dividend for the fourth quarter of 2021. The Board of Directors remains committed to returning value to its shareholders through dividends, and the amount and timing of any future dividend payments will be in the discretion of the Board of Directors and based on both the Company’s results and its market expectations.

In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares).

In October 2021, 5,499,658 ordinary shares were issued pursuant to the Equity Distribution Agreement dated June 3, 2020, for combined gross proceeds of $51.2 million.

Following the foregoing issuances, the Company had 203,530,979 ordinary shares outstanding as of December 31, 2021. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the fourth quarter of 2021 was 202,404,362.

In December 2021, Frontline received a distribution from DNK of $13.4 million, after tax.

Financing Update

In October 2021, the Company drew down $58.5 million with SEB to partially finance the acquisition of the 2019 built VLCC, Front Driva. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB Bank ASA (“DNB”) to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In November 2021, the Company drew down $58.5 million with KfW IPEX-BANK to partially finance the acquisition of the 2019 built VLCC, Front Nausta. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In November 2021, the Company drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure entered into in November 2020 to partially finance the delivery of the LR2 tanker, Front Feature, from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years commencing on the delivery date from the yard.

In November 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2023.

In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard.

In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from KfW IPEX-Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard.

In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score.

In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 18 years commencing on the delivery date from the yard.

Covid-19 Update

In the fourth quarter of 2021 we saw the advance of Omicron, a more infectious variant of Covid-19. In response to the rapid spread of this variant we saw a repeat of border closures and strict restrictions applied at various ports and terminals, initially for vessels that had called countries in Southern Africa, but soon from countries where the variant was spreading. This impacted a large proportion of our seafarers who were prevented from traveling throughout December. Our technical department, in collaboration with the ship managers, took charge to navigate the changing restrictions to ensure crew changes for the most part could continue with only a few changes.

The efforts began in the third quarter of 2021 to have all seafarers vaccinated and we are proud to say that since December 1, 2021 all seafarers who join our vessels have been fully vaccinated and hold valid Covid-19 passports. This is in no small part due to the significant efforts and co-operation of our customers, seafarers, ship managers and technical department, but also in part due to the increased availability of vaccines in ports around the world. We are grateful to our customers for their support in collaborating with us to ensure safe operations whilst allowing our seafarers time to get vaccinated.

In the fourth quarter we had Covid-19 related additional crew change costs of $1.2 million for approximately 650 seafarers who were repatriated.

ESG Update

Identifying and addressing environmental, social, and governance (“ESG”) risks and opportunities is at the core of Frontline’s business strategy, which in turn, guides our daily operations.

Frontline continues to invest in the expansion and modernization of our fleet as demonstrated by the delivery of four LR2 tanker newbuildings and two latest generation ECO-type VLCCs in 2021, and the upcoming delivery of six VLCCs newbuildings in 2022. Our long-term focus on maintaining a modern, energy efficient fleet has positioned us well to mitigate the risks and capitalize on the opportunities provided by the ever-increasing environmental laws and regulations. As part of our energy efficiency project, “Decarbonization journey towards IMO 2030-2050”, we have fully digitalized our ship performance data into our digital monitoring platform, Veracity. Closely monitoring, managing, and reporting ESG related KPIs, including energy efficiency and health and safety metrics, is part of our daily operations. Based on our 2021 emissions data verified by DNV, our owned fleet would achieve an overall weighted average carbon intensity rating of ‘A’ (major superior performance level) under the ship rating system adopted by the IMO, outperforming the IMO’s and the Poseidon Principles’ decarbonization trajectories.

Our number one priority is the health and safety of our people, including the thousands of seafarers employed by the ship management companies we partner with. Safety first, no compromises. The Covid-19 pandemic has placed great demands on our people, none more so than our ship crew members, and we are extremely grateful for their hard work and dedication during this challenging time. Our seafarers have endured quarantine and extensive test-regimes to safeguard people and society. To address some of these challenges we have supported our ship managers with the implementation of well-being initiatives and have ensured that all seafarers have access to mental health support, rolling out a digital platform that gives seafarers access to a doctor, psychologist, and dietician at their discretion.

Frontline has a comprehensive Compliance Program led by our dedicated Compliance Officer which ensures we conduct our business in an honest and ethical manner. This includes robust policies and procedures, mitigating the risks of our industry and operations, annual risk assessments by external advisors, training for all employees, management and the Board of Directors, third party audits, internal systems and controls, remediation, and investigations, as well as quarterly reporting to the Audit Committee. As a result, Frontline can monitor and comprehend emerging challenges arising not only from laws, regulations, and public authorities, but also from the expectations of our key stakeholders, such as investors, banks and customers.

Tanker Market Update

Global oil consumption averaged 99.7 million barrels per day ("mbpd") during the fourth quarter of 2021 according to the Energy Information Administration (“EIA”), 1.5 mbpd higher than in the third quarter of 2021. Global oil supply increased by 1.9 mbpd during the fourth quarter, averaging 98.3 mbpd. World oil balances indicate we continued to draw from crude oil inventories during the fourth quarter, at a rate of 1.4 mbpd, 0.4 mbpd less than in the third quarter of 2021. Oil demand growth has lagged in Asia, due to their zero tolerance policies in respect of Covid-19 infections. During the fourth quarter of 2021 we finally saw demand in countries outside the Organization of Economic Co-operation and Development (“OECD”), including Asia, outpace demand growth amongst OECD countries. For tankers and transportation demand, this is a noteworthy development.

The fourth quarter of the year is seasonally a strong quarter for tankers as the Northern Hemisphere, where about 90% of the world population lives, prepares for winter. The tanker market did see a seasonal up-tick in activity, but as inventories continued to be drawn down, the effect on the tanker markets were modest. OPEC+ continued their efforts in re-introducing volumes to the market, in accordance with their plan from 2020. It is however a worry that certain members of OPEC+ seem to have production challenges. When discussing OPEC+, and the agreed output, the term compliance is frequently used to describe to what extent the various member states manage their production. In December 2021 OPEC+ compliance was estimated to be 116.5%, meaning members are struggling to reintroduce the expected production volumes.

According to industry sources, as the year came to an end, the world VLCC fleet stood at 838 vessels after 35 vessels were delivered and 17 vessels reported sold for recycling. This indicates a fleet growth of a modest 2.0% in 2021. There are currently 50 VLCC tankers reported to be above 20 years of age and still a part of the fleet. For the Suezmax tankers the fleet stood at 579 vessels with 20 deliveries and 16 vessels reported sold for recycling implying a fleet growth of 1.0%. Of this fleet, 49 Suezmax tankers were reported to be above 20 years and still trading. The LR2 segment also saw growth in 2021 with the fleet ending at 393 vessels after 23 new vessels were delivered. For the large vessels, namely VLCC and Suezmax, we are in a situation where the average age of the fleet is at levels not seen in two decades. This is quite surprising considering the industry ambitions in respect of reducing GHG emissions, and the ever-tightening regulatory framework. There are very few incentives to hold on to older, inefficient tonnage as fuel prices are increasing and the freight market is under pressure. For this reason, we would expect ship recycling activity to sustain throughout the coming year. The tanker orderbook continues to shrink, it is now estimated at 48.3 million dead weight ton “dwt” in total, for tankers above 10 000 dwt, the lowest it has been since 2001. The combination of an aging fleet and a historically low orderbook is key to the expected recovery in the tanker market for the next few years. After 2022 there are very few new vessels entering the market, and this will coincide with an expected normalization in the oil trade post the Covid-19 pandemic.

Conference Call and Webcast

On February 17, 2022 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 215 63015
Norway Toll Free	800 56865
Std International	+44 (0) 207 192 8338
UK	0844 481 9752
UK Toll Free	0 800 279 6619
USA	+1 646 741 3167
USA Toll Free	+1 877 870 9135
Conference ID	8298781

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	8298781

Participant information required: Full name & company

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("COVID-19"), and their impacts on the demand for seaborne transportation of petroleum products, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies, the impact of port or canal congestion and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 16, 2022

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Tor Svelland - Director
James O'Shaughnessy - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 37

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2021

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2020 Oct-Dec	2021 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $, except per share data)	2021 Jan-Dec	2020 Jan-Dec
174,873	213,546	Total operating revenues	749,381	1,221,187

6,996	4,482	Other operating gain	5,893	29,902

74,240	112,890	Voyage expenses and commission	392,697	353,098
2,472	(991)	Contingent rental (income) expense	(3,606)	14,568
50,456	41,902	Ship operating expenses	175,607	183,063
2,547	102	Charter hire expenses	2,695	9,557
13,178	7,107	Administrative expenses	27,891	44,238
36,114	38,586	Depreciation	147,774	138,770
179,007	199,596	Total operating expenses	743,058	743,294
2,862	18,432	Net operating income	12,216	507,795
50	10	Interest income	119	705
(15,197)	(16,801)	Interest expense	(61,435)	(72,160)
1,914	(457)	Gain (loss) on marketable securities	7,677	(2,491)
(1,617)	—	Share of results of associated company	(724)	(4,424)
336	85	Foreign currency exchange gain (loss)	(116)	2,035
2,541	5,305	Gain (loss) on derivatives	17,509	(18,577)
(19)	17,866	Other non-operating items	18,239	109
(9,130)	24,440	Net income (loss) before income taxes and non-controlling interest	(6,515)	412,992
(47)	(4,657)	Income tax benefit (expense)	(4,633)	14
(9,177)	19,783	Net income (loss)	(11,148)	413,006
(10)	—	Net income attributable to non-controlling interest	—	(131)
(9,187)	19,783	Net income (loss) attributable to the Company	(11,148)	412,875
$(0.05)	$0.10	Basic earnings (loss) per share attributable to the Company	$(0.06)	$2.11
$(0.05)	$0.10	Diluted earnings (loss) per share attributable to the Company	$(0.06)	$2.09

2020 Oct-Dec	2021 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2021 Jan-Dec	2020 Jan-Dec

(9,177)	19,783	Net income (loss)	(11,148)	413,006
(85)	86	Foreign exchange gain (loss)	28	(130)
(85)	86	Other comprehensive income (loss)	28	(130)
(9,262)	19,869	Comprehensive income (loss)	(11,120)	412,876

10	—	Comprehensive income attributable to non-controlling interest	—	131
(9,272)	19,869	Comprehensive income (loss) attributable to the Company	(11,120)	412,745
(9,262)	19,869	Comprehensive income (loss)	(11,120)	412,876

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Dec 31, 2021	Dec 31, 2020
ASSETS
Current assets
Cash and cash equivalents	113,073	174,721
Restricted cash	—	14,928
Marketable securities	2,435	2,639
Marketable securities pledged to creditors	—	5,835
Other current assets	217,237	180,196
Total current assets	332,745	378,319

Non-current assets
Newbuildings	130,633	48,498
Vessels and equipment, net	3,477,801	3,307,144
Vessels under finance lease, net	44,880	53,518
Right of use assets under operating leases	3,914	8,426
Goodwill	112,452	112,452
Investment in associated company	555	1,279
Loan notes receivable	1,388	1,388
Other long-term assets	12,730	7,197
Total non-current assets	3,784,353	3,539,902
Total assets	4,117,098	3,918,221

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	189,286	167,082
Current portion of obligations under finance lease	7,601	7,810
Current portion of obligations under operating lease	1,122	4,548
Other current liabilities	94,666	101,921
Total current liabilities	292,675	281,361

Non-current liabilities
Long-term debt	2,126,910	1,968,924
Obligations under finance lease	40,865	48,467
Obligations under operating lease	3,114	4,177
Other long-term liabilities	992	3,739
Total non-current liabilities	2,171,881	2,025,307

Commitments and contingencies
Equity
Frontline Ltd. equity	1,653,014	1,612,025
Non-controlling interest	(472)	(472)
Total equity	1,652,542	1,611,553
Total liabilities and equity	4,117,098	3,918,221

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2020 Oct-Dec	2021 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2021 Jan-Dec	2020 Jan-Dec
		OPERATING ACTIVITIES
(9,177)	19,783	Net income (loss)	(11,148)	413,006
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
37,511	40,055	Depreciation and amortization of deferred charges	152,981	144,394
—	(5,058)	Other operating gain	(5,058)	(19,763)
(1,271)	(1,272)	Amortization of acquired time charters	(5,045)	(4,022)
2,472	(992)	Contingent rental (income) expense	(3,607)	14,568
—	—	Finance lease payments received	—	438
(6,928)	—	Gain on sale of SeaTeam	—	(6,928)
(1,914)	457	(Gain) loss on marketable securities	(7,677)	2,491
1,617	—	Share of results of associated company	724	4,424
(4,184)	(6,730)	(Gain) loss on derivatives	(23,262)	15,145
378	338	Other, net	432	(4,605)
7,958	(21,343)	Change in operating assets and liabilities	(35,408)	44,910
26,462	25,238	Net cash provided by operating activities	62,932	604,058

		INVESTING ACTIVITIES
(8,678)	(225,570)	Additions to newbuildings, vessels and equipment	(462,400)	(190,568)
—	80,000	Proceeds from sale of vessels and equipment	80,000	24,738
—	—	Investment in associated company	—	(750)
(14,140)	2,812	Net cash inflow (outflow) on sale of subsidiary	5,625	(14,140)
—	—	Cash outflow on issuance of loan to associated company	—	(1,500)
—	—	Marketable securities acquired	(357)	—
—	—	Trafigura asset acquisition	—	(533,748)
—	—	Proceeds from sale of marketable securities	14,074	—
(22,818)	(142,758)	Net cash used in investing activities	(363,058)	(715,968)

		FINANCING ACTIVITIES
353,074	150,422	Proceeds from debt	403,868	1,376,997
(371,112)	(87,708)	Repayment of debt	(219,521)	(921,751)
(1,866)	(1,016)	Repayment of finance leases	(5,194)	(11,214)
—	51,763	Net proceeds from issuance of shares	52,447	5,825
—	—	Lease termination receipts, net	—	3,186
(4,720)	(4,925)	Debt fees paid	(8,050)	(16,471)
—	—	Dividends paid	—	(312,389)
(24,624)	108,536	Net cash provided by (used in) financing activities	223,550	124,183

(20,980)	(8,984)	Net change in cash and cash equivalents and restricted cash	(76,576)	12,273
210,629	122,057	Cash and cash equivalents and restricted cash at start of period	189,649	177,376
189,649	113,073	Cash and cash equivalents and restricted cash at end of period	113,073	189,649

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2021 Jan-Dec	2020 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	197,692,321	196,894,321
Shares issued	5,838,658	798,000
Balance at end of period	203,530,979	197,692,321

SHARE CAPITAL
Balance at beginning of period	197,692	196,894
Shares issued	5,839	798
Balance at end of period	203,531	197,692

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	402,021	397,210
Stock compensation expense	(338)	(216)
Shares issued	46,608	5,027
Balance at end of period	448,291	402,021

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,070,688
Cash dividends	—	(66,594)
Balance at end of period	1,004,094	1,004,094

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	200	330
Other comprehensive income (loss)	28	(130)
Balance at end of period	228	200

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	8,018	(155,146)
Net income (loss) attributable to the Company	(11,148)	412,875
Cash dividends	—	(249,711)
Balance at end of period	(3,130)	8,018

EQUITY ATTRIBUTABLE TO THE COMPANY	1,653,014	1,612,025

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	232
Net income attributable to non-controlling interest	—	131
Adjustment on sale of subsidiary	—	(835)
Balance at end of period	(472)	(472)
TOTAL EQUITY	1,652,542	1,611,553

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 18, 2021.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2021 Jan-Dec	2020 Jan-Dec
Net income (loss) attributable to the Company	(11,148)	412,875

(in thousands)
Weighted average number of ordinary shares	198,965	195,637
Dilutive effect of contingently returnable shares	—	2,042
Dilutive effect of share options	—	129
Denominator for diluted earnings per share	198,965	197,808

4. OTHER OPERATING GAINS

In November 2021, Frontline announced that it has entered into an agreement whereby the Company will sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen Holding Ltd. (“Hemen”), our largest shareholder.  In December two vessels were delivered to the new owners. The remaining two vessels were delivered to the new owners in January 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021.

5. NEWBUILDINGS

The Company took delivery of four LR2 tankers, Front Fusion, Front Future, Front Favour and Front Feature from SWS in March, April, September and November 2021, respectively.

As of December 31, 2021, the Company’s newbuilding program consisted of six VLCCs which are expected to be delivered during 2022, starting in the first quarter.

As of December 31, 2021, total installments of $128.4 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $437.4 million, all of which is due to be paid in 2022, and of which $390.0 million will be financed by committed term loan facilities.

6. VESSELS & EQUIPMENT

In June 2021, the Company entered into an agreement to acquire two scrubber-fitted, latest generation ECO-type VLCCs built in 2019 at Hyundai Heavy Industries shipyard in South Korea for a total of $180.0 million. The vessels were delivered during the fourth quarter of 2021 and the Company drew down $117.0 million under its senior secured term loan facilities with SEB and KfW IPEX-Bank to partially finance the deliveries.

In November 2021, Frontline announced that it has entered into an agreement whereby the Company will sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder.  In December 2021 two vessels were delivered to the new owners.

7. DEBT

In October 2021, the Company drew down $58.5 million with SEB to partially finance the acquisition of the 2019 built VLCC, Front Driva. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In November 2021, the Company drew down $58.5 million with KfW IPEX-BANK to partially finance the acquisition of the 2019 built VLCC, Front Nausta. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In November 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2023. In the year ended December 31, 2021, the Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019 built VLCCs and for general corporate purposes. $65.3 million remains available and undrawn under this facility as of December 31, 2021.

The Company drew down $33.4 million in March 2021, $33.4 million in April 2021, $33.4 million in September 2021 and $33.4 million in November 2021 under its senior secured term loan facility of up to $133.7 million with CEXIM and Sinosure to partially finance the delivery of four LR2 tankers, Front Fusion, Front Future, Front Favour and Front Feature, respectively, from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. The facility is fully drawn as of December 31, 2021.

In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard.

In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from KfW IPEX-Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard.

In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score.

In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 18 years commencing on the delivery date from the yard.

8. MARKETABLE SECURITIES

As of December 31, 2020, the Company held 1,270,657 shares of Golden Ocean Ltd. ("Golden Ocean"), of which 1,260,358 were held as marketable securities pledged to creditors ("the shares"). In December 2020, the Company entered into a forward contract to repurchase the shares in March 2021 for $6.2 million.

In March 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for proceeds of $9.8 million. Simultaneously, the Company entered into a forward contract to repurchase the shares in June 2021 for $9.8 million and received net cash proceeds of $3.6 million in connection therewith, after adjustment for foreign exchange differences. The net cash proceeds were treated as a drawdown of debt in the Condensed Consolidated Statement of Cash Flows.

In June 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for proceeds of $13.4 million. The repurchase of the shares for $9.8 million was treated as a settlement of debt in the Condensed Consolidated Statement of Cash Flows.

In the year ended December 31, 2021, the Company recognized a gain on marketable securities sold of $7.6 million in relation to the Golden Ocean shares.

In April 2021, the Company purchased 55,959 Golden Ocean shares in connection with the exercise of subscription rights in the subsequent offering for $0.4 million. In June 2021, the Company sold these shares for proceeds of $0.7 million, resulting in a gain on marketable securities sold of $0.3 million in the year ended December 31, 2021.

In the year ended December 31, 2021, the Company recognized an unrealized loss of $0.2 million in relation to the marketable securities still held as of December 31, 2021.

9. SHARE CAPITAL

In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares).

In October 2021, 5,499,658 ordinary shares were issued pursuant to the Equity Distribution Agreement dated June 3, 2020, for combined gross proceeds of $51.2 million.

Following such issuance, the Company had an issued share capital as of December 31, 2021 of $203,530,979 divided into 203,530,979 ordinary shares (December 31, 2020: $197,692,321 divided into 197,692,321 ordinary shares) of $1.00 par value each.

10. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen (the Company's largest shareholder) and companies associated with Hemen have a significant interest: SFL Corporation Ltd. (“SFL”), Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

As of December 31, 2021, the Company leased two of its vessels from SFL. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in the year ended December 31, 2021 was $0.3 million, which was $3.6 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In the year ended December 31, 2021, the Company chartered five of its vessels to an affiliate of Hemen, of which one was a time charter with an initial term of 8 months. The Company recognized revenue of $2.9 million in relation to these charters in the year ended December 31, 2021.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $240.5 million to TFG Marine in the year ended December 31, 2021, and $20.6 million remained due as of December 31, 2021.

In November 2021, Frontline announced that it has entered into an agreement whereby the Company will sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder. In December 2021, two vessels were delivered to the new owners.

In November 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2023. In the year ended December 31, 2021, the Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019 built VLCCs and for general corporate purposes. $65.3 million remains available and undrawn under this facility as of December 31, 2021.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space, support staff costs and guarantee fees.

11. COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, the Company’s newbuilding program consisted of six VLCCs which are expected to be delivered during 2022 starting in the first quarter.

As of December 31, 2021, total installments of $128.4 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $437.4 million, all of which is due to be paid in 2022, and of which $390.0 million will be financed by committed term loan facilities.

As of December 31, 2021, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2021, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2021.

12. SUBSEQUENT EVENTS

In November 2021, Frontline announced that it has entered into an agreement whereby the Company will sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder.  In December two vessels were delivered to the new owners. The remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction will generate total net cash proceeds of $68.6 million with net cash proceeds of $35.1 million to be recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021 and expects to record a gain of approximately $6.0 million in the first quarter of 2022.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss) attributable to the Company

This press release describes adjusted net income (loss) attributable to the Company and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.
(in thousands of $)	YTD 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021	FY 2020	Q4 2020
Adjusted net income (loss) attributable to the Company
Net income (loss) attributable to the Company	(11,148)	19,783	(33,206)	(26,631)	28,895	412,875	(9,187)
Add back:
Loss on marketable securities	457	457	—	—	—	5,397	—
Share of losses of associated companies	789	—	—	789	—	5,658	1,617
Loss on derivatives	4,721	—	—	4,721	—	21,746	—
Tax expense on received dividends	4,455	4,455	—	—	—	—	—

Less:
Gain on sale of subsidiary	—	—	—	—	—	(6,928)	(6,928)
Gain on derivatives	(22,230)	(5,305)	(1,215)	—	(15,710)	(3,169)	(2,541)
Gain on marketable securities (1)	(4,134)	—	(219)	(813)	(3,102)	(2,906)	(1,914)
Share of results of associated company	(65)	—	—	—	(65)	(1,234)	—
Amortization of acquired time charters	(5,045)	(1,271)	(1,271)	(1,258)	(1,244)	(3,801)	(1,271)
Gain on sale of vessels	(5,058)	(5,058)	—	—	—	—	—
Dividends received	(17,819)	(17,819)	—	—	—	—	—
Gain on settlement of claim	—	—	—	—	—	(1,800)	—
Gain on termination of lease	—	—	—	—	—	(4,234)	—
Adjusted net income (loss) attributable to the Company	(55,077)	(4,758)	(35,911)	(23,192)	8,774	421,604	(20,224)
(in thousands)
Weighted average number of ordinary shares	198,965	202,404	198,028	197,692	197,692	195,637	197,692
Denominator for diluted earnings (loss) per share	198,965	202,404	198,028	197,692	197,775	197,808	197,692

(in $)
Basic earnings (loss) per share	(0.06)	0.10	(0.17)	(0.13)	0.15	2.11	(0.05)
Adjusted basic earnings (loss) per share	(0.28)	(0.02)	(0.18)	(0.12)	0.04	2.16	(0.10)
Diluted earnings (loss) per share	(0.06)	0.10	(0.17)	(0.13)	0.15	2.09	(0.05)
Adjusted diluted earnings (loss) per share	(0.28)	(0.02)	(0.18)	(0.12)	0.04	2.13	(0.10)

(1) In the second quarter of 2021, the Company recognized a gain on marketable securities of $4.8 million of which the net proceeds from the sale of 1.3 million shares in Golden Ocean of $4.0 million was excluded from the adjusted net loss for the period.

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021	FY 2020	Q4 2020
Total operating revenues	749,381	213,546	171,825	170,018	193,991	1,221,187	174,873

less
Voyage expenses and commission	(392,697)	(112,890)	(102,866)	(90,063)	(86,878)	(353,098)	(74,240)
Other non-vessel items	(19,551)	(5,405)	(4,694)	(3,967)	(5,484)	(27,431)	(5,826)
Total TCE	337,133	95,251	64,265	75,988	101,629	840,658	94,807

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021	FY 2020	Q4 2020
Time charter TCE (in thousands of $)
VLCC	8,235	—	—	841	7,394	40,175	14,413
Suezmax	51,810	13,054	13,053	12,947	12,756	50,650	12,992
LR2	3,230	—	—	—	3,230	13,131	3,637
Total Time charter TCE	63,275	13,054	13,053	13,788	23,380	103,956	31,042

Spot TCE (in thousands of $)
VLCC	96,519	26,920	16,173	23,162	30,264	334,314	26,594
Suezmax	95,163	28,490	15,953	21,253	29,467	262,517	18,113
LR2	82,176	26,787	19,086	17,785	18,518	139,871	19,058
Total Spot TCE	273,858	82,197	51,212	62,200	78,249	736,702	63,765

Total TCE	337,133	95,251	64,265	75,988	101,629	840,658	94,807

Spot days (available days less offhire days)
VLCC	6,305	1,630	1,543	1,539	1,593	6,139	1,550
Suezmax	7,901	2,000	2,019	1,940	1,942	7,383	1,855
LR2	6,944	1,930	1,783	1,683	1,548	5,981	1,524

Spot TCE per day (in $ per day)
VLCC	15,300	16,500	10,500	15,000	19,000	54,500	17,200
Suezmax	12,000	14,200	7,900	11,000	15,200	35,600	9,800
LR2	11,800	13,900	10,700	10,600	12,000	23,400	12,500

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.